UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               __________________

                                 SCHEDULE 14f-1
                           Information Statement under
 Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 there under

                               __________________

                        Commission File Number: 000-14319


                          Princeton Acquisitions, Inc.
                          ----------------------------
             (Exact name of Registrant as specified in its charter)


            Colorado                                    84-0991764
            --------                                    ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


                          2560 W. Main Street, Ste. 200
                               Littleton, CO 80120
                               -------------------
          (Address of principal executive offices, including zip code)


                                 (303) 794-9450
                                 --------------
              (Registrant's telephone number, including area code)


          Securities registered under Section 12(b) of the Exchange Act:

                                      None.

         Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                     GENERAL

      We are providing this Information Statement to holders of the common stock, par value $0.001 per share (the "Common Stock") of Princeton
Acquisitions, Inc. (the "Company") as of September   , 2009, pursuant to Section
14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of six new directors to the Board, as more fully described below.

      This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and mailed to the stockholders on or about September 23, 2009.

                          CHANGE IN BOARD OF DIRECTORS

      On September 11, 2009, we entered into an Agreement Concerning the Exchange of Securities (the "Exchange Agreement") dated September 11, 2009, by and among the Company, Hunter Bates Mining Corporation ("HB"), and its shareholders, in which we have agreed to issue 18,500,000 shares of our Common Stock in exchange for all of the outstanding stock of HB. The exchange rate for the issuance of our shares will be one-for-one. In the event that HB shall issue additional shares prior to closing, we have agreed to issue up to an additional 3,000,000 shares at closing in exchange for these additional shares. With respect to any warrants or other rights to acquire HB securities outstanding immediately prior to the effective time of the share exchange, we have further agreed to issue the holders of such securities warrants or such other rights to acquire our securities on similar terms.

      Pursuant to the Exchange Agreement, we will complete a "reverse acquisition" in which the shareholders of HB will acquire a controlling number of shares of the Company, we will acquire all of the outstanding stock of HB, and HB will become a wholly owned subsidiary of our Company. Upon completion of the transaction, we will adopt and continue implementing HB's business plan. Further, upon completion of the share exchange, our President, Secretary, and Treasurer, will resign such positions and the current officers and directors of HB will be appointed as officers of the Company. Further, upon the later of closing of the share exchange or the expiration of the 10-day period following the filing of this Information Statement with the SEC and mailing of this Information Statement to our shareholders, our sole director will resign and HB shall be entitled to name the directors of the Company. The closing of the Exchange Agreement is expected to take place on or before September 25, 2009. At or around that time, certain shareholders of HB will also acquire 1,383,543 shares of our Common Stock owned by Mathis Family Partners, Ltd., Lazzeri Family Trust, Earnco MPPP, Lazzeri Equity Partners 401K Plan, La Mirage Trust, Blueridge Consultants, Inc. Profit Sharing Plan, Charitable Remainder Trust of Timothy J. Brasel.

      Hunter Bates Mining Corporation is an exploration and development stage Minnesota corporation formed in April 2008. HB currently holds one mining property, which is known as the Bates-Hunter Mine property located in Central City, Colorado. In addition to the Bates-Hunter property, HB also seeks to find, develop, produce and sell other gold mine assets.

      No vote or other action is required by our stockholders in connection with this information statement or the resignation and appointment of any director. Proxies are not being solicited.

                     VOTING SECURITIES AND PRINCIPAL HOLDERS

      On September 15, 2009, we had 1,710,169 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

      The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of September 15, 2009, with respect to (a) each of our directors and executive officers, (b) all of the directors and executive officers as a group, and (c) any other person known by us to beneficially own more than five percent of our Common Stock:

                                             Amount and Nature
                                              of Beneficial        Percentage
Name and Address of Beneficial Owner           Ownership(1)        of Class(2)
------------------------------------           ------------        -----------

Timothy Brasel(3)                                 515,947              30.2%
5770 S. Beech Court
Greenwood Village, CO  80121

Executive Officers and                            515,947              30.2%
Directors as a Group
(1 Person)

Lazzeri Family Trust (4)                          260,511              15.2%
2560 W. Main Street, Suite 200
Littleton, CO 80123

Lazzeri Equity Partner 401-K Plan (4)             260,511              15.2%
2560 W. Main Street, Suite 200
Littleton, CO 80123

Mathis Family Partners, LTD (5)                   261,310              15.3%
2560 W. Main Street, Suite 200
Littleton, CO 80123

EARNCO MPPP (5)                                   260,510              15.2%
2560 W. Main Street, Suite 200
Littleton, CO 80123

Total officer, director                         1,558,789              91.1%
And beneficial owners
_______________________

     (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. As of the date of this table, there are no outstanding options or warrants.

     (2) Applicable percentages are based on 1,710,649 shares of our Common Stock outstanding on September 15, 2009.

     (3) Timothy Brasel, President, Chief Executive Officer, Chief Financial Officer and Director of Princeton Acquisitions Inc., is also the Trustee of Brasel Charitable Remainder Trust, Trustee of Blueridge Consultants, Inc. Profit Sharing Plan and the Trustee of LaMirage Trust.


     (4) Robert Lazzeri, is the Trustee of Lazzeri Family Trust and the Trustee of Lazzeri Equity Partner 401-K Plan.

     (5) Earnest Mathis, Jr., is the General Partner of Mathis Family Partners LTD., and the Trustee of EARNCO MPPP.

                               CHANGES IN CONTROL

      On September 11, 2009, we entered into the Exchange Agreement with HB. The transaction will result in a change of our management and board of directors and will also result in a change in the controlling shareholders of the Company. In addition, after the closing of the transaction, there will be significantly more shares of our Common Stock issued and outstanding.

      As discussed in "Change in Board of Directors" above and in "Directors and Officers - New Officers and Directors" below, as a result of the closing of the Exchange Agreement, our sole director, who is also our President, Secretary, and Treasurer, will resign and be replaced by HB directors and current officers.

      The following table sets forth certain information regarding our Common Stock expected to be beneficially owned as of the day after the closing of the Exchange Agreement, by each person known to us whom we expect to beneficially own more than 5% of our Common Stock, each person anticipated to be a newly appointed executive officer and director, and all persons anticipated to be newly appointed directors and executive officers as a group. The following table is based upon information with respect to the capitalization of HB as of September 15, 2009. HB's capitalization may change prior to closing of the Exchange Agreement.

                                       Amount and Nature
                                        of Beneficial       Percentage of
Name of Beneficial Owner                 Ownership(1)         Class(2)

Wits Basin Precious Minerals Inc.       19,883,543 (3)          98.4 %

Stephen D. King                         19,883,543 (3)          98.4 %

Mark D. Dacko                                 0                    0

Donald Stoica                                 0                    0

Dr. Clyde Smith                               0                    0

 Total Directors and Executive          19,883,543 (3)          98.4 %
    Officers as a Group (4 Persons)
_________________

     *Less than 1%

     (1) This table is based upon information supplied by the named parties or management of HB. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date hereof.

     (2) Applicable percentages are based on 20,210,169 shares of our Common Stock estimated to be outstanding on the day after the closing of the Exchange Agreement. This percentage does not include any shares which may be issued by HB prior to closing of the Exchange Agreement and exchanged for shares of our Common Stock at closing.

     (3) Stephen D. King is the Chief Executive Officer and a director of Wits Basin Precious Minerals Inc., and as such, has voting, dispositive and investment control over the securities held by Wits Basin Precious Minerals Inc. Mr. King disclaims beneficial ownership of these securities.

                             DIRECTORS AND OFFICERS

      Upon the closing of the Exchange Agreement, Stephen King will be appointed to our board. Further, upon the closing of the Exchange Agreement, our President, Secretary, and Treasurer shall resign and the current officers of HB shall be appointed as our officers; Stephen King will be appointed as President and Chief Executive Officer, and Mark Dacko will be appointed as Chief Financial Officer and Secretary. Upon the later of the closing of the Exchange Agreement and 10 days after the mailing of this Information Statement to our shareholders and the filing of this Information Statement with the SEC, Timothy Brasel will resign as a director, the number of directors will be increased to three persons. We anticipate that Donald Stoica and Dr. Clyde Smith will be appointed as additional directors at such time.

      The following discussion sets forth information regarding our current officers and directors and our proposed officer and directors after the closing of the Exchange Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. King prior to the date the new directors take office.

      Each member of our board of directors shall serve until his successor is elected and qualified.

Current Officers and Directors

      The following sets forth as of September 15, 2009, the name, age, positions, and experience of the sole executive officer and sole director of the Company.

      Name               Age     Positions
      ----               ---     ---------
      Timothy Brasel     50      Director, President, Chief Executive Officer,
                                 Secretary and Treasurer

     Timothy J. Brasel. Mr.Brasel has been a Director of Princeton Acquisitions, Inc. from 1987 to present. Mr. Brasel has been President and a Director of Bleu Ridge Consultants, Inc. Mr. Brasel currently devotes the majority of his time to managing his various business investments. From 2001 to 2003, Mr. Brasel was a Director in Mountain States Lending, Inc. Over five years ago, Mr. Brasel served as a director of six publicly held shells. These companies are ILMI Corporation, Studio Capital Corp., Calneva Capital Corp., Zirconium Capital Corp., Hightop Capital Corp., and Royal Belle Capital Corp. From December 1996 until September 1998, he served as President and Director of Cypress Capital, Inc., which completed an acquisition of Terra Telecommunications, Inc. during September 1998. From September 1995 until January 1999, he served as President and a Director of High Hopes, Inc., which completed an acquisition of certain technology from Sanga e-Health LLC during January 1999. From May 1995 until August 1997, Mr. Brasel served as President and a director of Universal Capital Corp., which completed an acquisition of Remarc International Inc. during August 1997. From February 1996 until February 1997, Mr. Brasel served as President and a director of Capital 2000, Inc. which completed an acquisition of United Shields Corporation in February 1997. From July 1996 until December 1997, Mr. Brasel served as President and a director of Mahogany Capital, Inc., which completed an acquisition of Pontotoc Production Company, Inc. during December 1997. From July 1996 until May 1998, Mr. Brasel served as President and a director of Walnut Capital, Inc., which completed a merger with Links Ltd. during May 1998. From March 1990 until September 1994, Mr. Brasel served as President, Secretary, Treasurer and a Director of Prentice Capital, Inc., a publicly held blank-check company which completed an acquisition of Universal Footcare, Inc. From March 1990 until August 1993, Mr. Brasel was President, Secretary and a director of Brasel Ventures, Inc., a publicly held blank-check company, which completed an acquisition of American Pharmaceutical Company. Mr. Brasel received a Bachelor of Science degree in Business Administration from Morningside College, Sioux City, Iowa.

New Officer and Directors

     Upon the effectiveness of the share exchange, Mr. Brasel will resign as President, Secretary, and Treasurer. Upon the later of effectiveness of the share exchange and 10 days following the filing of this Information Statement with the SEC and mailing of this Information Statement to our shareholders, the following persons will be elected to the offices opposite their name.

         Name                    Age     Positions
         ----                    ---     ---------
         Stephen D. King         53      Chief Executive Officer and Director
         Mark D. Dacko           57      Chief Financial Officer and Director
         Donald Stoica           72      Director
         Dr. Clyde Smith         52      Director

     Stephen D. King.   Mr. King has served as the chief executive officer and a
director of HB since its inception in April 2008. Mr. King has also served as Chief Executive Officer of Wits Basin Precious Minerals, HB's parent company, since September 15, 2006, and served as President of Wits Basin from May 15, 2006 to September 15, 2006. He has also been a director of Wits Basin since July 2004. Since October 2000, Mr. King has served as President of SDK Investments, Inc., a private investment firm located in Atlanta, Georgia specializing in corporate finance and investing. He also served as President, from January 1994 until July 2000 and Chairman until October 2000, of PopMail.com, Inc., which was a publicly traded company with businesses in the hospitality and Internet sectors.

     Mark D. Dacko.   Mr. Dacko has served as HB's Chief Financial Officer and a director since its inception in April 2008. Mr. Dacko has served as Chief Financial Officer and Secretary of Wits Basin Precious Minerals, HB's parent company, since March 2003. Mr. Dacko also served as Wits Basin's Controller from February 2001 to March 2003 and as a board member from June 2003 until April 2008. Prior to joining Wits Basin, Mr. Dacko was Controller for PopMail.com, inc, a publicly held email/marketing services and restaurant company, from January 1999 until January 2001. From November 1994 to December 1998, Mr. Dacko was Controller for Woodroast Systems, Inc, a publicly held restaurant company based in Minneapolis, Minnesota.

     Dr. Clyde L. Smith.   Dr. Smith has served as a director of Wits Basin
Precious Minerals Inc. since June 2009, and has served as President of Wits Basin Precious Minerals Inc. since September 15, 2006. Since 1970, Dr. Smith has been sole owner and operator of CL Smith Consultants, an independent geological consulting firm. Dr. Smith holds a B.A. from Carleton College, a M.Sc. from the University of British Columbia, and a Ph.D. from the University of Idaho. Dr. Smith is a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia. Dr. Smith has founded or co-founded five exploration companies and is responsible for the discovery of four deposits: the Jason lead-zinc-silver deposit, Yukon Territory, Canada; the Santa Fe gold deposit, Nevada; the North Lake gold deposit, Saskatchewan, Canada; and the Solidaridad gold-silver-copper deposit, Mexico.

     Donald Stoica.   Mr. Stoica has served as a director of Wits Basin Precious
Minerals Inc. since April 2008. In February 1999, Mr. Stoica founded SSR Engineering, Inc, which is a privately held corporation based in Anaheim, California that develops high performance radar systems for use in security, navigation, defense and related applications. Mr. Stoica has served as President and Chief Executive Officer of SSR Engineering since its inception. From 1975-1998, Mr. Stoica worked at Hughes Aircraft Company, including a Technical Director. Mr. Stoica received his B.S. in Electrical Engineering from California Polytechnic State University in Pomona, California and his Masters Degree in Electrical Engineering from the University of Southern California in Los Angeles, California. Mr. Stoica is also a principle in Pacific Dawn Capital LLC, a company which we have had various financing transactions with since 2005.

     There are no family relationships between any of our current officer and director and the individuals who will become directors and executive officers of our Company upon the closing of the Exchange Agreement, nor is there any family relationship between any of the nominees to become officers or directors of the Company.

Term of Office

     Directors are elected to hold office until the next annual meeting of shareholders and until their successors are elected and qualified. Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

Director Independence

     Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent. As a result, we have adopted the independence standards of the NYSE Euronext (formerly the American Stock Exchange) to determine the independence of our directors and those directors serving on our committees. These standards provide that a person will be considered an independent director if he or she is not an officer of the Company and is, in the view of the Company's Board of Directors, free of any relationship that would interfere with the exercise of independent judgment. Our Board of Directors has determined that our sole director is not independent.

     With the anticipated appointment of Messrs. King and Stoica and Dr. Smith to the board, our current Board would not consider any of the anticipated appointees to be independent based upon their respective relationships with Wits Basin Precious Minerals Inc., which will be our majority shareholder; Mr. King serves as the Chief Executive Officer of Wits Basin, Dr. Smith as the President, and all three as directors.

Committees of the Board of Directors

     We do not have a separately designated compensation committee, nominating committee or audit committee of the Board of Directors. Consequently, we do not have charters for any of those committees. Since we have not and do not intend to compensate our executive officers or directors until we acquire or are acquired by an operating entity, we do not believe it necessary to create such a committee. Our directors and officers will serve without compensation from our Company and we have not adopted any processes or procedures for the consideration and determination of executive and director compensation. We anticipate that the Board of Directors will appoint committees after the change of control and the closing of the Exchange Agreement.

      Our Board of Directors performs the duties that would normally be performed by an audit committee. We do not have an audit committee financial expert due to lack of funds.

      The Board of Directors, acting in the capacity of the audit committee, received communication from the Company's independent registered public accounting firm of the matters required by Statement on Auditing Standards No. 61 in connection with the audit of the Company's financial statements for the year ended June 30, 2008. Also, in connection with the audit of the Company's financial statements for the year ended June 30, 2008, the Board of Directors, acting in the capacity of the audit committee, received communication from the Company's independent registered public accounting firm of the independence matters required by Public Company Accounting Oversight Board Rule 3526. The Board of Directors was allowed the opportunity to discuss both of these communications with the Company's independent registered public accounting firm, but the Board of Directors determined that there were no matters that warranted additional discussion.

Director Nominations

      The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates. The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the lack of operations and the fact that we have not received any stockholder recommendations in the past. Director nominees are considered solely by our current sole director.

     After any reverse acquisition, we expect the new Board of Directors would review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

     After completion of the Share Exchange, stockholders who want to communicate with our board may send a letter to our President at 900 IDS Center 80 South 8th Street, Minneapolis, MN 55402. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board Communication." The President, who also serves as our sole director, will review the communication.

Meetings of the Board of Directors and Stockholders

     Our Board of Directors held no formal meetings during the years ended June 30, 2007 and 2008. All proceedings of the Board of Directors were conducted by unanimous written consent. We have not adopted any policy with regard to board members' attendance at annual meetings of security holders. No annual meeting of stockholders was held in 2007. On January 30, 2008, a special meeting of stockholders was held to approve a reverse split of our shares on the basis of 1 share for each 100 shares issued and outstanding.

Compensation of Directors and Executive Officers

Executive Compensation

     Timothy Brasel has served as our chief executive officer since June 2009. From November 2007 to June 2009 Robert Lazzeri served as our chief executive officer. Neither Mr. Brasel nor Mr. Lazzeri, received any compensation from us since November of 2007 which would be reportable pursuant to this item.

Equity Awards

     Neither Mr. Brasel nor Mr. Lazzeri held any unexercised options, stock that had not vested, or equity incentive plan awards at June 30, 2008.

      The Company had not adopted any compensation plans (including individual compensation arrangements) under which equity securities of the Company were authorized for issuance.

Director Compensation

      No compensation was paid to or earned by any director during the year ended June 30, 2008.

      Unless otherwise expressly provided by resolution adopted by the Board of Directors, no director is entitled to receive any compensation for his or her services as a director. The Board of Directors may provide that the directors shall be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. In addition, the Board of Directors may provide that directors shall be paid their actual expenses, if any, of attendance at each meeting of the Board of Directors. Our bylaws do not prohibit any director from serving our Company in any other capacity and receiving compensation, but the Board of Directors may by resolution provide that any director receiving compensation for his or her services to our Company in any other capacity shall not receive additional compensation for his or her services as a director. The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

HB Director and Officer Compensation

      Since its inception, none of HB's officers or directors have been compensated by HB for their services.


Certain Relationships and Related Transactions

      During the year ended June 30, 2007, a related party paid $5,960 of expenses incurred by the Company, and has agreed not to be reimbursed for the payments and consider the payments as capital donated to the Company. The Company has recorded these payments as additional paid-in capital.

      During the period ended September 30, 2007, a related party paid $5,460 of expenses incurred by the Company, and has agreed not to be reimbursed for the payments and consider the payments as capital donated to the Company. The Company has recorded these payments as additional paid-in capital.

      On November 2, 2007, a related party of the Company forgave an interest free loan in the amount of $91,200 made to the Company. The Company has recorded the forgiveness as additional paid-in capital.

      The Company has no properties and at this time has no agreements to acquire any properties. Since November 2007, the Company utilizes the offices of Mr. Robert Lazzeri, located at 2560 W. Main Street, Suite 200, Littleton, Colorado 80120. The Company pays $1,500 per month for reimbursement of out-of-pocket expenses such as telephone, postage, supplies and administrative support to a company controlled by a Director of the Company. The Company had paid $12,000 for these expenses for the year ended June 30, 2008.

      On March 11, 2008, the Company entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") with Mathis Family Partners, Ltd. ("Mathis"), Lazzeri Family Trust ("Lazzeri"), Lazzeri Equity Partners 401K Plan ("LEP 401K"), La Mirage Trust ("La Mirage"), EARNCO MPPP ("EARNCO"), Blueridge Consultants, Inc. Profit Sharing Plan ("Blueridge") and Brasel Charitable Remainder Trust ("Brasel"), collectively referred to herein as the "Lender," to borrow up to $250,000, evidenced by an unsecured Revolving Loan Note (the "Revolving Loan Note,") dated March 11, 2008. In connection with and as a loan fee for the foregoing unsecured credit facility, Mathis, Lazzeri, LEP 401K, La Mirage and EARNCO each received 187,500 unregistered shares of our common stock and Blueridge and Brasel each received 93,750 unregistered shares, respectively, of our common stock for a total of 1,125,000 shares valued at $2,000.

      As a result of the Revolving Credit Agreement, Mathis, Lazzeri, LEP 401K, La Mirage, EARNCO, Blueridge and Brasel own approximately 15.3%, 15.2%, 15.2%, 11.0%, 15.2%, 9.8% and 9.4% respectively, of the issued and outstanding shares of our common stock. Accordingly, Mr. Mathis, Mr. Lazzeri and Mr. Brasel each indirectly own approximately 91% of the issued and outstanding shares of our common stock as of the date of this Information Statement.

Conflicts of Interest


      We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

Certain HB Relationships and Related Transactions

      Hunter Bates has issued a note payable in favor of its sole shareholder, Wits Basin Precious Minerals Inc., in the principal amount of $2,500,000 (the "Wits Basin Note") in consideration of various start-up and developments costs and expenses incurred by Wits Basin on Hunter Bates' behalf while it was a consolidated, wholly owned subsidiary of Wits Basin. The Wits Basin Note is due on December 31, 2013, and calls for quarterly payments of $150,000. Interest accrues at a rate of 6% compounded per annum. In the event Hunter Bates generates net revenues in excess of $2,000,000 during any fiscal year or completes one or more financings in the aggregate amount of $10,000,000, its payment obligations under the note will, at the option of Wits Basin, accelerate and become due and payable. Several of the persons anticipated to become officers and directors of our company after the Share Exchange are affiliated with Wits Basin; Stephen King, who is anticipated to be our chief executive officer, president and a director, is the chief executive officer and a director of Wits Basin; Mark Dacko, who is anticipated to be our chief financial officer, is chief financial officer of Wits Basin; Dr. Clyde Smith, who is anticipated to be a director of our company, is the president and a director of Wits Basin; and Donald Stoica, who is anticipated to be director, is a director of Wits Basin.


      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

      Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to provide us with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by us, we believe that during the fiscal year ended June 30, 2009, all such filing requirements applicable to our officers and directors were met.

                                LEGAL PROCEEDINGS

      We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Princeton Acquisitions, Inc.



By: /s/ Tim Brasel
    --------------
Tim Brasel, President
Dated: September 23, 2009